Exhibit 99.1

Aptorum Group Appoints Dr. Herman Weiss as CEO of microbiome-based platform Claves Life Sciences and Dr. Robbie Majzner as scientific advisor to SACT-1 drug for Neuroblastoma and others

NEW YORK--(BUSINESS WIRE)--Aug. 20, 2020-- Aptorum Group Limited (NASDAQ: APM, Euronext Paris: APM), a biopharmaceutical company focused on the development of novel therapeutics to address certain global unmet medical needs, today announced two appointments to its team.

Appointment of Dr. Herman Weiss MD as CEO and Executive Director of Claves Life Sciences

Dr. Herman Weiss, M.D., has been appointed as the Chief Executive Officer and Executive Director of Claves Life Sciences Limited (“Claves”) and also senior medical advisor of Aptorum Group Limited (“Aptorum Group” or “Company”). Claves is one of Aptorum Group’s wholly-owned subsidiaries and is focused on microbiome-based approach to metabolic diseases. Going forward, Dr. Weiss will be leading the development of Claves’ business and drive Claves’ exciting microbiome-based research platform for treatments of metabolic diseases, and potentially other indications, to targeted clinical stages. Claves is a microbiome-based platform utilizing proprietary macromolecule-based technology to target major systemic metabolic diseases including microbiome modulator CLS-1 for treatment of obesity. Through Claves, the Company is also developing microbiome modulators CLS-2 and CLS-3, which target other metabolic diseases.

Appointment of Dr. Robbie Majzner as scientific advisor of Aptorum Group

Dr. Robbie Majzner has been appointed as a scientific advisor of Aptorum Group Limited. In particular, Dr. Majzner will provide scientific advice and support for certain targeted clinical development aspects of Aptorum Group’s repurposed drug candidate SACT-1 for the treatment of neuroblastoma, a rare type of solid tumor cancer that develops predominantly in infants and young children, as well as other potential cancer indications.

“We are delighted that Dr. Weiss and Dr. Majzner are joining the Aptorum Group family. as the Chief Executive Officer of Claves, Dr. Weiss, who served at Juniper Pharmaceuticals Inc., which was previously listed on Nasdaq and was subsequently acquired in 2018 by Catalent Inc (NYSE: CTLT), brings with him significant clinical development experience which will be critical in driving R&D of Claves’ microbiome-based drug candidates to the next targeted development milestones. We are also delighted to have Dr. Majzner, a world-class hematologist and oncologist, on board in supporting the development of our SACT-1 and related programs.” said Mr. Ian Huen, the Chief Executive Officer and Executive Director of Aptorum Group.

Dr. Weiss has over 20 years of experience in the medical field. He is currently a Physician at Maccabi and Meuchedet Kuppot Health System and Chairman of the Board of Directors of Todos Medical in Israel. Dr. Weiss previously held senior roles at both Juniper Pharmaceuticals, as Head of Clinical Development and Medical Affairs, and at Teva Pharmaceuticals, as Global Medical Director. He has also consulted for various medical device and biotech companies. He owns multiple patents and is the author of numerous publications in the area of women’s health/gynecology. Dr. Weiss received his MBA from the George Washington University, his M.D. from the Ohio State University College of Medicine and his B.A. from Ramapo College of New Jersey.

Dr. Majzner is an Assistant Professor of Pediatrics in the Division of Hematology and Oncology at the Stanford University Medical Center. Prior to joining Stanford, he worked in the laboratory of Dr. Crystal Mackall at the National Cancer Institute. His research interests lie in the optimization of chimeric antigen receptor (CAR) T cell therapies for sarcomas and other solid tumors. Dr. Majzner received his M.D. from Harvard Medical School, and completed his pediatric residency at Columbia University and fellowship in pediatric hematology-oncology at the joint program of Johns Hopkins University and the National Cancer Institute.

About Aptorum Group

Aptorum Group Limited (Nasdaq: APM) is a pharmaceutical company dedicated to developing and commercializing novel therapeutics to tackle current unmet medical needs. Aptorum Group’s current drug pipeline includes indications in orphan oncology diseases, infectious diseases, metabolic diseases and woman’s health, a number of which are targeted to enter clinical trial phases. Aptorum Group is also launching a women’s health supplement, dioscorea opposita bioactive nutraceutical tablets marketed under the brand name NativusWell®.

For more information about Aptorum Group, please visit our website: www.aptorumgroup.com.

Disclaimer and Forward-Looking Statements

This press release does not constitute an offer to sell or a solicitation of offers to buy any securities of Aptorum Group.

This press release includes statements concerning Aptorum Group Limited and its future expectations, plans and prospects that constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions. Aptorum Group has based these forward-looking statements, which include statements regarding projected timelines for application submissions and trials, largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations. These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, development results, the Company’s anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks more fully described in Aptorum Group’s Form 20-F and other filings that Aptorum Group may make with the SEC in the future and the prospectus that received the French Autorité des Marchés Financiers visa n°20-352 on 16 July 2020. As a result, the projections included in such forward-looking statements are subject to change and could be materially different from those described herein.

Aptorum Group assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

This announcement is not a prospectus within the meaning of the Regulation (EU) n°2017/1129 of 14 June 2017 as amended by Regulations Delegated (EU) n°2019/980 of 14 March 2019 and n°2019/979 of 14 March 2019.

This press release is provided “as is” without any representation or warranty of any kind.

Investor relations

Aptorum Group limited

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Email: investor.relations@aptorumgroup.com

Redchip – Financial Communications United States

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Actifin – Financial Communications Europe

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